Exhibit 99.1

New Gold Announces Sale of Mesquite Mine

(All figures are in US dollars unless otherwise indicated)

TORONTO, Sept. 19, 2018 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) today announces that it has entered into a definitive share purchase agreement (the "Agreement") with Equinox Gold Corp. ("Equinox") to sell its Mesquite Mine located in California.

Under the terms of the Agreement, New Gold will receive $158 million in cash upon completion of the transaction.

"Mesquite has generated significant value for New Gold, averaging more than 135,000 ounces of gold per year over the last 10 years since Western Goldfields, a predecessor to New Gold, brought the mine back into production," stated Renaud Adams, President and Chief Executive Officer of New Gold. "On behalf of New Gold, I would like to thank the Mesquite team for their tremendous contributions to New Gold's portfolio of assets, and we wish them continued success as they join the Equinox team."

"Today's announcement allows New Gold to immediately crystallize several years' worth of future free cash flow as part of our strategy to prudently manage our balance sheet, providing the Company with the financial flexibility to focus on our core assets," added Mr. Adams.

Equinox intends to fund the transaction through a combination of committed debt and equity.

The proceeds of the transaction will be used to strengthen the balance sheet and enhance the overall financial flexibility of the Company. The transaction is subject to customary closing conditions, including completion of the debt and equity financings by Equinox, but it does not require an Equinox shareholder vote.

Completion of the transaction is expected to occur during the fourth quarter of 2018 and is subject to customary closing conditions including closing of the financing and receipt of certain regulatory and other approvals. Under the terms of the Agreement, Equinox Gold will also assume bonding obligations with the applicable environmental regulatory authorities with respect to Mesquite's long-term reclamation obligations.

BMO Capital Markets acted as financial advisor to New Gold, and Cassels Brock LLP acted as New Gold's external legal advisor.

About New Gold Inc.

New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

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SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2018/19/c4703.html

%CIK: 0000800166

For further information: Anne Day, Vice President, Investor Relations, Direct: +1 (416) 324-6003, Email: anne.day@newgold.com; Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, TF: 1-888-315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 17:26e 19-SEP-18